PLAN OF DISTRIBUTION
                               OF
                INTERMEDIATE BOND FUND OF AMERICA
     WHEREAS, Intermediate Bond Fund of America (the "Fund") is a Massachusetts business trust which offers shares of beneficial interest and may offer shares of additional series in the future;
     WHEREAS, American Funds Distributors, Inc. ("AFD") will serve as distributor of the shares of beneficial interest of the Fund, and the Fund and AFD are parties to a principal underwriting agreement (the "Agreement");
     WHEREAS, the purpose of this Plan of Distribution (the "Plan") is to authorize the Fund to bear expenses of distribution of its shares, including reimbursement of AFD for its expenses in the promotion of the sale of shares of the Fund, pursuant to the Distribution Agreement;
     WHEREAS, the Board of Trustees of the Fund has determined that there is a reasonable likelihood that this Plan will benefit the Fund and its shareholders:
     NOW, THEREFORE, the Fund adopts this Plan as follows:
     1. The Fund may expend pursuant to this Plan amounts not to exceed .30 of 1% of the average daily net assets of the Fund per annum.
     2. Subject to the limit in paragraph 1, the Fund shall pay or reimburse AFD for amounts expended by AFD to finance any activity which is primarily intended to result in the sale of shares of the Fund including, but not limited to, payments to dealers, advertising, salaries and other expenses of AFD relating to selling or servicing efforts, expenses of organizing and conducting sales seminars, printing of prospectuses and reports for other than existing shareholders and preparation and distribution of advertising material and sales literature; provided, (i) that the Board of Trustees of the Fund shall have approved categories of expenses for which payment or reimbursement shall be made pursuant to this paragraph 2, (ii) that reimbursement shall be made in accordance with the terms of the Distribution Agreement, and (iii) that there shall be no reimbursement for any amounts which were expended by AFD in a prior fiscal year of the Fund but were not reimbursed in such year due to the limitations in paragraph 1.
     3. This Plan shall not take effect until it has been approved by vote of a majority of the outstanding voting securities of the Fund (as defined in the Investment Company Act of 1940 (the "1940 Act")) and shall take effect with respect to any series of the Fund which may be established in the future upon approval by vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of such series as provided in this paragraph 3 and by the Board of Trustees as provided in paragraph 4. The Plan as adopted with respect to any additional series shall specify the expense limit applicable to such series pursuant to Section 1 hereof and the expenses payable by or with respect to such series pursuant to paragraph 2 hereof.
     4. This Plan shall not take effect until it has been approved, together with any related agreement, by votes of the majority of both (i) the Board of Trustees of the Fund and (ii) those Trustees of the Fund who are not "interested persons" of the Fund (as defined in the 1940 Act) and have no direct or indirect financial interest in the operation of this Plan or any agreement related to it (the "Qualified Trustees"), cast in person at a meeting called for the purpose of voting on this Plan and/or such agreement.
     5. At least quarterly, the Board of Trustees shall be provided by any person authorized to direct the disposition of monies paid or payable by the Fund pursuant to this Plan or any related agreement, and the Board shall review a written report of the amounts expended pursuant to the Plan and the purposes for which such expenditures were made.
     6. This Plan may be terminated as to the Fund or any series of the Fund at any time by vote of a majority of the Qualified Trustees, or by vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund or such series. Unless sooner terminated in accordance with this provision, this Plan shall continue in effect until October 31, 1990. It may thereafter be renewed from year to year in the manner provided for in paragraph 4 hereof.
     7.  Any agreement related to this Plan shall be in writing, and shall provide:
         A. that such agreement may be terminated as to the Fund or any series thereof at any time, without payment of any penalty, by vote of a majority of the Qualified Trustees or by a vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund or such series, on not more than sixty (60) days' written notice to any other party to the agreement; and
         B. that such agreement shall terminate automatically in the event of its assignment.
     8. This Plan may not be amended to increase materially the maximum amount of fee or other distribution expenses provided for in paragraph 1 hereof with respect to the Fund or a series unless such amendment is approved by the voting securities of the Fund or that series in the manner provided in paragraph 3 hereof, and no material amendment to this Plan shall be made unless approved in the manner provided for in paragraph 4 hereof.
     9. While this Plan is in effect, the selection and nomination of Trustees of the Fund who are not "interested persons" of the Fund (as defined in the 1940 Act) shall be committed to the discretion of the Trustees who are not interested persons.
     10. This Plan may be adopted, amended, continued or renewed with respect to a series as provided herein notwithstanding such adoption, amendment, continuance or renewal has not been effected with respect to any one or more other series of the Fund.
     11. The obligations of the Fund under this Agreement are not binding upon any of the Trustees, officers, employees, agents or shareholders of the Fund individually, but bind only the Fund's estate. Persons entitled to receive payments from the Fund under the Plan shall look solely to the assets of the Fund for any payment by the Fund under this Plan and will not seek recourse against such Trustees, officers, employees, agents or shareholders, or any of them or any of their personal assets for such payments.
     12. The Fund shall preserve copies of this Plan and any related agreement and all reports made pursuant to paragraph 5 hereof for a period of not less than six (6) years from the date of this Plan, or such agreement or reports, as the case may be, the first two (2) years of which such records shall be stored in an easily accessible place.
     IN WITNESS WHEREOF, the Fund has caused this Plan to be executed by its officers thereunto duly authorized, as of November 1, 1989.
                            INTERMEDIATE BOND FUND OF AMERICA
                            By /s/ James W. Ratzlaff
                              James W. Ratzlaff, Chairman
                            By /s/ Julie F. Williams
                              Julie F. Williams, Secretary